FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

HSBC Holdings plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of shareholder

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered name	Number of shares
State Street Nominees Limited	8,346,623
Bank of New York Nominees	2,156,741
Northern Trust	272,000
Chase Nominees Limited	28,016,988
BT Globenet Nominees Ltd.	820,200
Midland Bank plc	7,808,484
Cede & Co	1,233,870
Deutsche Bank Mannheim	2,400
Bankers Trust	2,378,500
Barclays Bank	378,300
Citibank London	19,400
Royal Trust	20,400
Nortrust Nominees	7,536,684
Royal Bank of Scotland	66,900
MSS Nominees Limited	63,000
State Street Bank & Trust Co.	66,411
Citibank	20,100
RBSTB Nominees Ltd	3,200
Citibank NA	50,000
Deutsche Bank AG	4,800
HSBC Bank plc	22,086
Mellon Bank N.A.	137,800
ROY Nominees Limited	141,900
Mellon Nominees (UK) Limited	1,789,499
HSBC	46,538
JP Morgan Chase Bank	466,600
State Street Nominees Limited	1,067,400
Bank of New York Nominees	7,164,111
Northern Trust	2,554,949
Chase Nominees Limited	5,761,036
Midland Bank plc	464,400
Bankers Trust	527,100
Barclays Bank	245,800
Citibank London	468,885
Morgan Guaranty	232,500
Nortrust Nominees	4,317,091
Royal Bank of Scotland	1,609,400
MSS Nominees Limited	122,600
State Street Bank & Trust Co.	2,633,132
Lloyds Bank	64,400
Hong Kong & Shanghai Banking Corp	292,800
Citibank NA	68,400
Deutsche Bank AG	1,141,145
Chase Manhattan Nominee Ltd.	175,600
State Street Australia Limited	86,600
HSBC Bank plc	981,500
Mellon Bank N.A.	268,182
Northern Trust AVFC	784,500
KAS UK	124,580
Mellon Nominees (UK) Limited	262,700
Bank One London	268,800
Clysesdale Bank plc	121,100
JP Morgan Chase Bank	423,500
State Street Nominees Limited	24,400
Chase Nominees Limited	3,376,538
Credit Suisse London Branch	56,300
Midland Bank plc	910,705
Barclays Bank	1,148,170
Pictet & Cie, Geneva	32,600
Citibank London	29,700
Brown Bros.	99,117
Nortrust Nominees	31,800
Morgan Stanley	24,480
Royal Bank of Scotland	356,295
MSS Nominees Limited	32,645
J.P.Morgan	2,479,647
State Street Bank & Trust Co.	106,638
National Westminster Bank	239,700
Lloyds Bank	41,600
RBSTB Nominees Ltd.	123.800
Citibank NA	44,900
Deutsche Bank AG	158,136
HSBC Bank plc	430,050
State Street Nominees Limited	3,163,172
Bank of New York Nominees	449,587
Northern Trust	33,929
Chase Nominees Limited	2,578,290
Midland Bank plc	293,117
Deutsche Bank Mannheim	54,800
Bankers Trust	43,600
Citibank London	6,823,200
Nortrust Nominees	347,200
Royal Bank of Scotland	284,215
State Street Bank & Trust Co.	147,550
Citibank	22,800
RBSTB Nominees Ltd.	58,797
Citibank NA	374,781
HSBC Bank plc	231,600
JP Morgan Chase Bank	451,000
State Street Nominees Limited	3,981,419
Chase Nominees Limited	142,781,195
Cede & Co	64,777,440
JPM Nominees Ltd.	29,595
State Street Bank & Trust Co.	82,029

5. Number of shares / amount of stock acquired

Total holding at 22 June 2004 - 330,858,172 ordinary shares of US$0.50 each

6. Percentage of issued class

3.00 per cent

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

Ordinary shares of US$0.50 each

10. Date of transaction

22 June 2004

11. Date company informed

24 June 2004

12. Total holding following this notification

330,858,172 ordinary shares of US$0.50 each

13. Total percentage holding of issued class following this notification

3.00 per cent

14. Any additional information

 Covering letter received with notification:

"Re: Section 198 Notification

Company Secretary:

Enclosed is a Section 198 Notification dated 22 June 2004.

The Capital Group Companies, Inc. ("CGC") is a holding company for several subsidiary companies engaged in investment management business. The investment management business is divided into two operational groups, represented by Capital Research and Management Company ("CRMC") and Capital Group International, Inc. ("CGII"). CRMC is a U.S.-based investment adviser that manages The American Funds Group of mutual funds. CGII is the parent company of five companies that serve as investment managers to various institutional clients around the globe: Capital Guardian Trust Company in the U.S., Capital International, Inc. in the U.S. and Singapore, Capital International Limited in the United Kingdom, Capital International S.A. in Switzerland and Capital International K.K. in Japan. For a more complete description of our organization, please visit our Web site at www.capgroup.com.

Neither CGC nor any of its subsidiaries own shares of your company for their own account. Rather, the shares reported in this Notification are owned by accounts under the discretionary investment management of one or more of the investment management companies described above. Furthermore, CRMC and CGII act separately from one another and from CGC in exercising investment discretion over their managed accounts.

For the purposes of this Notification an outstanding share balance of 11,023,673,422 shares was used to calculate the percentages of holdings of the relevant share capital which determine the notifiable interest. We believe this outstanding share balance is curent; however, if this number is not accurate, please contact us as soon as possible so we may make the necessary revisions to this Notification.

Should you have questions or require additional information, please contact Gina Martinez or Greg Dickinson at (213)615-0469, or send a fax message to (213)486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards

Gina Martinez

Compliance Associate"

15. Name of contact and telephone number for queries

Nicola Black, Assistant Secretary - 020 7991 2652

16. Name and signature of authorised company official responsible for making this notification

Nicola Black, Assistant Secretary

Date of notification

25 June 2004

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: June 25, 2004